UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 19, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         610,558
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    610,558
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             610,558
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     9.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------


ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $883,397.39 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person is filing this Amendment No. 2 to reflect an increase in his ownership percentage of the company's common stock to 9.4%, from the 8.1% reported in Schedule 13D, Amendment No. 1, dated December 28, 2009.

     As a result of the purchases indicated in item #5 below, the reporting person has become Cobra Electronics's largest stockholder. The reporting person continues to believe that the company remains significantly undervalued in the marketplace. This belief is related to the reporting person's view of, in particular, the company's 1) brand value, 2) strong market presence in CB radios, 2 way radios, and radar detectors, 3) high profile retail relationships, 4) significant annualized cost reductions achieved in 2009, 5) low stock price in relation to traditional value-oriented metrics, such as price/book, price/sales, price/historical earnings, and price/historical trading price, 6) potential for future profitability, and 7) potential for sale or "break up" of the company, in a reviving M&A environment, should management be unsuccessful in driving shareholder value through a turnaround of the company's operations.

     While the reporting person's original Form 13D, filed on November 12, 2009, and subsequent amendments, provide the broad context for a shareholder value-creating mindset and thought process that Cobra needs, the reporting person currently has no specific plan or proposals which relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in
Item 4.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on February 4, 2010, the reporting person has sole voting and dispositive power over 610,558 shares of Cobra Electronics Corp.'s common stock. According to the company's latest Form 10-Q filing, as of November 9, 2009, there were 6,471,280 common shares outstanding. The reporting person is therefore deemed to own 9.4% of the company's common stock. Transactions effected by the reporting person from December 29, 2009, through February 4, 2010, were performed in ordinary brokerage transactions, and are indicated as follows:

12/29/09  bought 42,818 shares @ $1.599
12/30/09  bought 2265 shares @ $1.597
12/31/09  bought 4242 shares @ $1.554
01/04/10  bought 9999 shares @ $1.699
01/19/10  bought 5000 shares @ $1.58
01/28/10  bought 1200 shares @ $1.573
02/02/10  bought 7600 shares @ $1.591
02/03/10  bought 4712 shares @ $1.603
02/04/10  bought 5437 shares @ $1.575

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  2/05/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor